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                             August 8, 2023

       Sean Homuth
       Chief Financial Officer
       KWESST Micro Systems Inc.
       155 Terence Matthews Crescent,
       Unit #1
       Ottawa, Ontario, K2M 2A8

                                                        Re: KWESST Micro
Systems Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 2,
2023
                                                            File No. 333-273588

       Dear Sean Homuth:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charli
Gibbs-Tabler, Staff Attorney, at 202-551-6388 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Nicholas Arruda